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                              EXHIBIT "D"



                                  CONTACT:   Eugene Melnyk
                                             Chairman of the Board
                                             Bob Podruzny
                                             President
                                             (416) 285-6000

FOR IMMEDIATE RELEASE:

                 *BIOVAIL CONFIRMS GENERIC PROCARDIA XL FILING*

     TORONTO, Canada, February 12, 1998 - Biovail Corporation International (NYSE, TSE:BVF) today announced that the Food and Drug Administration (FDA) has accepted an Abbreviated New Drug Application
(ANDA) for its generic controlled release version of Procardia XL, a calcium channel blocker for the treatment of hypertension and angina. This once daily brand of Nifedipine is marketed by Pfizer Inc. and represents a generic market opportunity in the U.S. in excess of $800 million.

      This represents the second ANDA filing accepted by the FDA for Biovail in 1998. Biovail currently has six controlled-release generic products awaiting approval by the FDA representing brand sales in the U.S. in excess of $2.2 billion.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.